                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER


                            EZCOMM ENTERPRISES, INC.
        (Exact name of registrant as specified in its corporate charter)


                                    DELAWARE
         (State or other Jurisdiction of Incorporation or Organization)


          000-50601                                   33-0827004
   (Commission File Number)                (IRS Employer Identification No.)


                      11789, 79A AVENUE, DELTA, BC, V4C 1V7
              (Address of Principal Executive Offices and zip code)

                                 (604) 599-8186
                             (Registrant's telephone
                          number, including area code)


                                September 8, 2005

                            EZCOMM ENTERPRISES, INC.

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER


THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.


                                  INTRODUCTION

     This Information Statement is being furnished to stockholders of record as of September 8, 2005 of the outstanding shares of common stock, par value $0.0001 per share, of Ezcomm Enterprises, Inc., a Delaware corporation ("EZCOMM" or the "COMPANY"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "EXCHANGE ACT") and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of the Company's common stock pursuant to an Exchange Agreement (the "EXCHANGE AGREEMENT") dated as of September 1, 2005, by and among Ezcomm, Eugene Science, Inc., a company organized under the laws of the Republic of Korea ("EUGENE"), and certain shareholders of Eugene (the "EUGENE SHAREHOLDERS").

     The Exchange Agreement provides that the Company's current sole director and officer, Dr. Peter Braun, shall resign effective as of the closing of the transactions contemplated by the Exchange Agreement and that the newly-appointed directors of the Company will consist of four members designated by Eugene. The directors to be appointed as of the closing date will be Dr. Seung-Kwon Noh (Eugene's Chief Executive Officer), Tae Hwan Lee (Eugene's Senior Vice President Marketing) and Se Cheon Ahn (Eugene's Senior Vice President Plant/Manufacturing), and Tony Kim. Effective as of the closing date, Dr. Noh will become the Chief Executive Officer and President of the Company, Jae Hong Yoo will become Chief Financial Officer of the Company and Dr. Eun Young Lee will become Secretary of the Company. The Company will, to the extent permitted by applicable law, secure the resignation of, or remove, Dr. Braun as the President, Secretary and Treasurer of the Company so as to enable the above persons to be appointed as officers in accordance with the Exchange Agreement. Dr. Braun has indicated his intent to resign as an officer and director effective as of the closing date.

     This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.

     No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement ("CLOSING") and the resulting change in a majority of the Company's directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company's stockholders of record on or about September 9, 2005.


                     PROPOSED CHANGE IN CONTROL TRANSACTION

     On September 1, 2005, the Company entered into the Exchange Agreement with Eugene and the Eugene Shareholders. Under the Exchange Agreement, the Company will, at Closing, acquire all of the outstanding shares of Eugene held by the Eugene Shareholders (the "EUGENE SHARES") from the Eugene Shareholders, and the Eugene Shareholders will contribute all of their Eugene Shares to the Company. In exchange, the Company will issue to the Eugene Shareholders 9.213648 shares


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

of Company common stock for each Eugene share held by the Eugene Shareholders, or up to 318,319,200 shares of the Company's common stock on a fully-diluted basis, assuming all outstanding equity securities of Eugene are exchanged for shares of the Company's common stock pursuant to the Exchange Agreement. In addition, pursuant to the Exchange Agreement and the agreements entered into in connection therewith, at the Closing the Company and the Eugene Shareholders will exchange an equal amount of cash consideration, equal to three Korean Won for each Eugene share exchanged. It is a condition to Closing that Eugene shareholders holding at least 80% of the outstanding Eugene shares have executed the Exchange Agreement and agreed to participate in the exchange transaction contemplated by that agreement. The issuance of the Company common stock to the Eugene Shareholders is intended to be exempt from registration under the Securities Act of 1933, as amended (the "SECURITIES ACT"), pursuant to Regulation S promulgated under the Securities Act.

     Following completion of the exchange transaction, Eugene will become a majority-owned and controlled subsidiary of the Company.

     The Company is presently authorized under its Certificate of Incorporation to issue 480,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share. Currently, the Company has 35,368,800 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Accordingly, if the exchange transaction closed, and all outstanding equity securities of Eugene were exchanged for shares of the Company's common stock, as of the date of this Information Statement, the Company's currently issued and outstanding common stock would represent approximately 10% of the Company's total common stock on a fully-diluted basis (assuming exercise of all Eugene stock options outstanding immediately prior the Merger).

     Effective as of the Closing, and subject to applicable regulatory requirements, including the preparation, filing and distribution of this Information Statement to the record stockholders of the Company at least 10 days prior to Closing, the existing officers of the Company will resign, and the newly-appointed directors of the Company will consist of Dr. Seung-Kwon Noh (Eugene's Chief Executive Officer), Tae Hwan Lee (Eugene's Senior Vice President Marketing) and Se Cheon Ahn (Eugene's Senior Vice President Plant/Manufacturing), and Tony Kim. The size of the board will initially be four members and may be increased by the board of directors to five members.

     The Company's completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, Eugene's delivery of audited and pro forma financial information and compliance with regulatory requirements. Consummation of the exchange transaction is also conditioned upon, among other things, preparation, filing and distribution to the Company's stockholders of this Information Statement.

     The Company's board of directors has approved the Exchange Agreement and the transactions contemplated thereunder. The directors of Eugene have approved the Exchange Agreement and the transactions contemplated thereunder. The parties expect the Closing of the transactions under the Exchange Agreement to occur on or about September 20, 2005. However, there can be no assurance that the exchange transaction will be completed.

     The Exchange Agreement may be terminated as follows: (i) by mutual consent,
(ii) by either party if the exchange transaction is not consummated by October 1, 2005, (iii) by either party if the exchange transaction is prohibited by issuance of an order, decree or ruling, and (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement. In the event of termination other than by mutual consent, both parties are responsible for their expenses.

     On September 7, 2005, in its Current Report on Form 8-K dated September 1, 2005, the Company reported the execution of the Exchange Agreement and included a copy of the Exchange Agreement therein as Exhibit 10.1. This Current Report is hereby incorporated by reference.

                                VOTING SECURITIES

     The Company's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of common stock entitles the holder thereof to one vote. As of September 8, 2005, there were 35,368,800 shares of the Company's common stock outstanding.


                                EZCOMM'S BUSINESS

     The Company is currently a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger or similar transaction be negotiated and completed pursuant to which the Company would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.


                                EUGENE'S BUSINESS

     Eugene Science, Inc., a company operating in Bucheon, Kyunggi-Do, Korea, was founded on July 1, 1997 under the laws of the Republic of Korea to manufacture and sell bio-technology products. Eugene is a global biotechnology company that develops, manufactures and markets nutraceuticals, or functional foods that offer health-promoting advantage beyond that of nutrition. >From its inception, Eugene has been actively investing in research to develop new technologies that can be used in the functional food and drug industry. Eugene manufactures CZ(TM) series cholesterol-lowering functional food ingredients, beverages and capsules fortified with CZ series ingredients.

     Eugene had revenues of approximately $2.9 million and $4.8 million for the fiscal years ended December 31, 2004 and 2003, respectively. Eugene experienced net losses of approximately $3.7 million in each of the years ended December 31, 2004 and 2003.

     The business of Eugene involves a number of risks and uncertainties that could impact Eugene's financial results. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in demand for Eugene's products, the introduction of new products, Eugene's ability to maintain customer and strategic business relationships, the impact of competitive products and pricing, growth in targeted markets, the adequacy of Eugene's liquidity and financial strength to support its growth, and other information that may be detailed from time to time in the Company's filings with the United States Securities and Exchange Commission should the exchange transaction contemplated by the Exchange Agreement be completed.

     Although there can be no assurance that the parties will complete the exchange transaction contemplated by the Exchange Agreement, to the extent the transaction is completed, additional information regarding the business of Eugene (including audited financial statements for the fiscal years ended December 31, 2004 and 2003) will be disclosed in a Current Report on Form 8-K to be filed at Closing.


                             DIRECTORS AND OFFICERS

     The following table sets forth the name, positions and age of the Company's current executive officer and director. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors.

              NAME            AGE                    POSITIONS
  -------------------------  -----  --------------------------------------------
  Dr. Peter Braun..........   68    President, Treasurer, Secretary and Director

     DR. PETER BRAUN has served a director and as President, Secretary and Treasurer of the Company since November 2002. Since 1997 to present Dr. Braun has been self-employed in the real estate industry. Dr. Braun began his professional career in 1958, with International Business Machines (IBM), as a Customer Engineer. At the age of 30 he decided to study vocational education, and to complete his doctorate in Educational Psychology at the University of Alberta. He then returned to IBM and served as an Educational Consultant in various worldwide locations, including Belgium, Germany, and Italy. In 1977, he moved to Canada, and became a faculty member at the University of British Columbia. He has also taught teacher-preparation courses at California State Polytechnic University.


                        COMMITTEES OF BOARD OF DIRECTORS

     The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter.

     The Company is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. The Company's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The Company's board of directors has determined that each of its current members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that its current member has the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

     The Company determined not to establish a nominating committee at this time in view of changes in the composition of the board of directors that will occur at the Closing. Previously, nominations were determined by the members of the then existing board of directors.

     The Company intends to establish appropriate board committees, including an audit committee, at some time following the appointment of the new directors as described in this Information Statement.

     The Board conducted all of its business and approved all corporate action during the fiscal year ended May 31, 2005 by the unanimous written consent of its members, in the absence of formal board meetings. Holders of the Company's securities can send communications to the board via mail or telephone to the Secretary at the Company's principal executive offices. The Company has not yet established a policy with respect to Board members' attendance at the annual meetings.


                        DIRECTOR AND OFFICER COMPENSATION

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors during any of three most recently completed fiscal years. The Company has not paid any other salaries or other compensation above $100,000 to its officers, directors or employees since inception. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons. The Company has not accrued any officer compensation.

     There were no option grants to any executive officers during the fiscal year ended May 31, 2005, and no options were exercised by any executive officer during the fiscal year ended May 31, 2005.

     The Company did not pay any compensation to any director in fiscal years 2003, 2004 or 2005.

                           NEW DIRECTORS AND OFFICERS

     The Exchange Agreement provides that, on the Closing Date, the current officers of Ezcomm shall resign and Ezcomm shall appoint the following persons as executive officers and directors of Ezcomm.

           NAME            AGE                      POSITION
           ----            ---                      --------
  Seung Kwon Noh........    44   Chief Executive Officer, President and Director
  Tae Hwan Lee..........    42   Senior Vice President - Marking and Director
  Se Cheon Ahn..........    43   Senior Vice President - Plant/Manufacturing and
                                 Director
  Tony Kim..............    32   Director
  Jae Hong Yoo..........    37   Chief Financial Officer


     DR. SEUNG KWON NOH founded Eugene and served as President and as a director of Eugene since its inception in July 1997 to present. Dr. Noh is also President and Chief Executive Officer of On-bio Inc., a company that manufactures functional cooking oil. Dr. Noh also serves a director of the Korea Bio-venture Association. Dr. Noh received a Bachelors of Arts degree in Microbiology from Seoul National University, a Masters of Science degree in Biological Engineering from the Korea Advanced Institute of Science and Technology and a Masters of Science degree in Bio-technology from Durham University in the U.K.

     TAE HWAN LEE has served as Vice Present of Sale & Marketing for Eugene since March 2004. Prior to joining Eugene, Mr. Lee worked in sales and marketing for EucholBio Inc. from April 2003 to March 2004. From January 2002 to December 2002, Mr. Mr. Lee worked in marketing for IGM Inc. Prior to that, he provided marketing consulting services to JTB Planning Inc. from January 2000 through January 2002. Tae Hwan Lee received a Bachelors of Arts degree in Liberal Arts from Korea University.

     SE CHEON AHN has served as Vice President of Production of Eugene since March 2004. Prior to being appointed Vice President, Mr. Ahn was Director of Production for Eugene from June 2001 through March 2004. Prior to joining Eugene, Mr. Ahn was Director of Products for Sindongbang Co., Ltd. from January 2000 to March 2001. Se Cheon Ahn received a Bachelors of Arts degree in Chemical Engineering from Hanyang University.

     TONY KIM has served as a director of Eugene since April 2005. Since November 2004, Mr. Kim has been President and a member of the board of directors of Telos, LLC, an investment company. Mr. Kim also serves on the board of directors of Red Queen Entertainment, a multi-media entertainment company. From February 1998 through April 2002, Mr. Kim was Vice President of Saymee K Inc., the parent company of several fashion brands: Drunknmunky Clothing, Hudson Jeans and Protrend Limited. Tony graduated from UCLA with a B.A in Sociology.

     JAE HONG YOO will be appointed Chief Financial Officer of the Company following the Closing. Mr. Yoo joined Eugene in 2002 and serves as Senior Manager Human Resources and Finance Team. Prior to joining Eugene, Mr. Yoo served as a Manager of Human Resources for Interpark Co., Ltd.

     To the best of the Company's knowledge, none of the proposed officers or directors intended to be appointed following the Closing, nor any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of the Company, and no such persons have been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than with respect to the transactions that have been described herein. To the best of the Company's knowledge, none of the proposed officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the Company's common stock beneficially owned on September 8, 2005 for (i) each stockholder known to be the beneficial owner of 5% or more of the Company's outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At September 8, 2005, the Company had 35,368,800 shares of common stock outstanding.

--------------------------------------------------------------------------------
                                          Number of Shares
                  Name                   Beneficially Owned    Percent of Shares
--------------------------------------------------------------------------------
Peter Braun...........................        2,910,000               8.2%
   11789, 17A Avenue
   Delta, BC V4C 1V7
--------------------------------------------------------------------------------
All Executive Officers and Directors
   as a group (1 person)..............        2,910,000               8.2%
--------------------------------------------------------------------------------


     PRO FORMA SECURITY OWNERSHIP

     Immediately following the exchange transaction, the Eugene Shareholders will own a maximum 90% of the total combined voting power of all classes of the Company's stock entitled to vote, assuming that all outstanding equity securities of Eugene are exchanged for shares of the Company's common stock pursuant to the Exchange Agreement.

     The following table sets forth certain information regarding the Company's common stock beneficially owned on September 8, 2005 for (i) each stockholder known to be the beneficial owner of 5% or more of Ezcomm's outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement, assuming such transactions were completed as of such date. Unless otherwise indicated, each person in the table will have sole voting and investment power with respect to the shares shown after, and subject to, the consummation of the transactions contemplated by the Exchange Agreement. The information is provided for disclosure purposes as there can be no assurance that the transactions contemplated by the Exchange Agreement will be completed. The following table, as of September 8, 2005, assumes a total of 327,417,510 shares of the Company's common stock outstanding, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement, assuming such transactions were completed as of such date.

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--------------------------------------------------------------------------------
                                              AMOUNT OF         PERCENT OF
                                              BENEFICIAL        BENEFICIAL
       NAME OF BENEFICIAL OWNER               OWNERSHIP         OWNERSHIP
--------------------------------------------------------------------------------
                        Directors and Executive Officers
                        --------------------------------
--------------------------------------------------------------------------------
Seung Kwon Noh (1)(2)...................     98,776,903           30.2%
--------------------------------------------------------------------------------
Tony Kim (1)(3).........................     23,034,195            7.0%
--------------------------------------------------------------------------------
Jae Hong Yoo (1)........................      2,027,003            0.6%
--------------------------------------------------------------------------------
Se Cheon Ahn (1)(4).....................        983,837            0.3%
--------------------------------------------------------------------------------
Tae Hwan Lee (1)........................              0            0.0%
--------------------------------------------------------------------------------
                                Other 5% Holders
                                ----------------
--------------------------------------------------------------------------------
H&Q Asia Pacific (1) (5)................     27,641,034            8.4%
--------------------------------------------------------------------------------
                              Management as a Group
                              ---------------------
--------------------------------------------------------------------------------
All Executive Officers and Directors
   as a group (4 persons)...............    124,821,938           38.0%
--------------------------------------------------------------------------------

(1) Address is c/o Eugene Science, Inc, 16-7 Samjung-dong, Ojung-ku, Pucheon, Kyonggi. Assumes the Closing of the transactions contemplated by the Exchange Agreement. The beneficial ownership of the Company's common stock is based on the holder's respective ownership of the Company's common stock.

(2) Includes (i) 7,274,236 shares beneficially owned by Dr. Noh's spouse, (ii) 18,427 shares beneficially held by Dr. Noh's children and (iii) 5,229,942 shares held by On-bio Inc., entity of which Dr. Noh is an executive officer and has an ownership interest.

(3) Consists of shares held by Telos, LLC, entity of which Mr. Kim is a director and executive officer and has an ownership interest. Mr. may be deemed to beneficially own the shares held by Telos, LLC, but disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

(4)  Consists of shares issuable upon exercise of outstanding stock options.

(5) Consists of 1,500,000 shares held by APGF3 Korea Investment and 1,500,000 shares held by KGRF Korea Investment, both of which are affiliates of H&Q Asia Pacific.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Transactions with management and others. There are no transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer of the Company, nominee for director of the Company, security holder know to the registrant to own of record or beneficially more than five percent of any class of the Company's securities, or any immediate family member of any of the foregoing persons had, or will have, a direct or indirect material interest.

     Certain business relationships. None of the directors or nominees for director has been an executive officer of, or owns or has owned, of record or beneficially in excess of 10% equity interest in, any business or professional entity (i) that has made or proposes to make, payments to the registrant or its subsidiaries for property or services in excess of five percent of the Company's or the other entity's consolidated gross revenues, (ii) to which the Company or its subsidiaries has made or proposes to make, payments for property or services in excess of 5% of the Company's or the other entity's consolidated gross revenues for its last fiscal year, or (iii) to which the Company or its subsidiaries was indebted in an aggregate amount in excess of five percent of the registrant's total consolidated assets at the end of such fiscal year, nor have they been members of or counsel to a law firm or investment banking firm with which the Company has had or will have a relationship.

     Indebtedness of management. No director or executive officer of the Company, nominee for director of the Company, immediate family member of any of the foregoing, corporation or organization of which any of the foregoing is an executive officer or partner, or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities, or trust or other estate in which any of the foregoing has a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity, has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000.


             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Company's common stock are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to the Company, or written representations that no reports were required, the Company believes that for the fiscal year ended May 31, 2005 beneficial owners complied with the
Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of the Company's securities filed a Form 3 with the SEC and has had no change of ownership since such filing. Each of such necessary filings, as required to be made by new officers, directors and stockholders, will be filed with the SEC after Closing.



                                    SIGNATURE

     In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       EZCOMM ENTERPRISES, INC.
                                       (Registrant)

                                       By: /s/ Peter Braun
                                          -------------------------
                                       Name:  Peter Braun
                                       Title: President


Dated: September 8, 2005